Exhibit 4.37

Supplemental Agreement to the Office Premises Use Contract

Party A: Nanjing Cultural and Artwork Property Exchange Co., Ltd.

Add: 4/F, Building F4, Zidong International Creative Park, Qixia District, Nanjing.

Party B: Kashi Longrui Business Management Services Co., Ltd.

Whereas Party A and Party B signed the Office Premises Use Contract (hereinafter referred to as “the original contract”) on December 30, 2022 with respect to the use of office space in Party A’s office area, now both parties sign the following supplementary agreement on the use of office space in the original contract through friendly negotiation:

1.	The content of Paragraph II. Item 2. of the original contract is changed to: “From January to July 2023, Party B shall pay Party A the use fee of RMB 90,000/month; from August to December 2023, Party B shall pay Party A the use fee of RMB 60,000/month; Party B shall pay the fee before the 10th day of each month and may use the office space and office appliances provided by Party A.

2.	Other terms of the original contract are not changed and shall be subject to the original contract.

3.	If this supplemental agreement is inconsistent with the original agreement, this supplemental agreement shall prevail.

4.	The supplemental agreement shall come into force as of the date of seal and signature of both parties, and shall be made in duplicate, with each party holding one copy, which has the same legal effect.

Party A’s seal:	Party B’s seal:
Legal representative/	Legal representative/
representative’s signature:	representative’s signature:
Date:	Date: